EXHIBIT 99.1

Brookfield Renewable Announces 14% Growth in FFO and 5% Distribution Increase

All amounts in U.S. dollars unless otherwise indicated

BROOKFIELD, News, Feb. 08, 2019 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today reported financial results for the three and twelve months ended December 31, 2018.

“We continued to execute on our strategic priorities, strengthening our investment grade balance sheet and enhancing our global investment capabilities during the year. This allowed us to generate 14% per unit FFO growth in 2018 for unitholders,” said Sachin Shah, CEO of Brookfield Renewable. “Looking ahead, we believe our combination of operational depth and financial strength positions us well to deliver long-term, stable returns for unitholders.”

“In light of our recent growth, strong balance sheet and access to capital, we are pleased to announce that our board has declared a 5% increase to the quarterly distribution, bringing our annual payout to $2.06 per unit,” added Mr. Shah.

Financial Results

For the periods ended December 31
US$ millions (except per unit or otherwise noted)	Three Months Ended		Twelve Months Ended
Unaudited	2018	2017	2018	2017
Total generation (GWh)
- Actual generation	14,445	11,913	52,056	43,385
- Long-term average generation	13,485	12,198	51,971	42,334
Brookfield Renewable's share
- Actual generation	7,052	5,890	25,753	23,968
- Long-term average generation	6,602	6,030	25,844	23,251
Funds From Operations (FFO)(1)	$206	$143	$676	$581
Per Unit(1)(2)	$0.66	$0.46	$2.16	$1.90

(1)  Non-IFRS measures. Refer to  “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2)  For the three and twelve months ended December 31, 2018, weighted average LP Units, Redeemable/Exchangeable partnership units and GP units totaled 312.2 million and 312.6 million, respectively (2017: 312.6 million and 305.8 million).

Brookfield Renewable reported Funds from Operations of $676 million or $2.16 per unit for the twelve months ended December 31, 2018 compared to $581 million or $1.90 per unit for the same period in 2017. This reflects growth of 16% and 14% respectively. These strong results were supported by contributions from acquisitions and recently commissioned facilities and the advancement of our organic growth initiatives.

Brookfield Renewable 2018 Highlights

  FFO increased 14% on a per unit basis over the prior year, as all of our businesses performed in line with expectations
  Executed on cost reduction initiatives in the U.S. and Colombia. This should improve margins by approximately $20 million annually in the future
  Enhanced our operating teams in the U.S, Europe, India and China over the year to support our longer-term plans in these markets
  Commissioned 60 megawatts of new wind and hydro development, advanced over 350 megawatts of development in our pipeline and maintained our opportunistic approach to development which minimizes funding obligations and ongoing costs
  Invested $550 million into growth initiatives during the year, including acquisitions, development and unit buy backs
  Capitalized on market volatility and repurchased approximately 2 million units at an average $27 per unit
  Executed on our asset recycling strategy, selling a partial interest in mature assets and exiting non-core markets
  Extended all near-term debt maturities during the year, increasing the average duration of our debt to 10 years. We now have no material debt maturities until 2023
  Maintained an investment grade balance sheet, increased available liquidity (which should exceed $2.2 billion once signed asset sales and the announced sale of an additional interest in our portfolio of select Canadian hydroelectric assets are closed), and improved our distribution payout ratio to 95% of FFO on an actual basis and 90% of FFO on an annualized basis

Operating and Financial Results
During the year our focus was on integrating recently-acquired assets and enhancing our operational depth. At TerraForm Power, post the acquisition and sponsorship by Brookfield, the company was able to stabilize operations, reinstate preventative maintenance programs, engage with suppliers and establish new teams and processes. This should lead to improved asset availability, more predictable capital expenditures and enhanced operating margins over time. In addition, in TerraForm Power, we completed a significant acquisition of recently built wind and solar assets in Spain which almost doubled the cash flows of the company on an annualized basis and facilitated the overall improvement of the company’s capital structure. This assisted us to eliminate negative financing covenants and improve TerraForm Power’s balance sheet rating. The acquisition should provide stable long-term cash flows to TerraForm Power at accretive low-teen returns and based on recent announcements of improving tariffs in Spain, could exceed our expectations.

We have one of the largest hydroelectric businesses in the world which we have doubled in size and expanded across multiple geographies over the last 5 years. These assets contributed $671 million to FFO in 2018. Hydroelectric assets benefit from long useful lives (often over 100 years), low operating and ongoing capital costs, and the ability to match power supply with demand given their embedded battery-like characteristics.

Operationally, we continue to lengthen the term of our power purchase contracts in Colombia and Brazil, where power price volatility provides opportunities to enhance and stabilize future revenues. Our contracts in both markets are generally at or below market and therefore we see term extension as a unique opportunity to lock in upside. In North America, power prices remain low and therefore we continue to sign shorter term contracts at our hydro facilities to ensure we retain upside optionality if prices spike. We have several large legacy PPAs rolling off over the next three years for assets that deliver power to New England. Fortunately, these contracts, on a net basis, deliver power at prices in the range of the current market. Therefore, on renewal, we expect overall revenue to be impacted by +/- $5 million to BEP. Beyond these contracts, we do not have any material PPA maturities in North America until 2029.

Our wind assets delivered $160 million of FFO in 2018. Over the last 18 months, we more than tripled the installed capacity of our wind fleet through large-scale and tuck-in acquisitions, and development projects coming online. Given that we now have a portfolio of wind assets across ten countries and four continents, this geographic diversification provides a significant mitigating benefit to resource variability and is a good example of why we prioritize diversification as a key value driver of our business.

Our solar, storage and other operations contributed $104 million of FFO in 2018 as we benefitted from large-scale acquisitions in 2017 and 2018. Today we have nearly 1,800 megawatts of photovoltaic, concentrated thermal (CSP) and distributed generation solar, as well as 2,700 megawatts of both pumped and battery storage. Our solar facilities are underpinned by highly contracted cash flows with an average remaining PPA term of 17 years. Our storage facilities continue to provide critical grid-stabilizing ancillary services and back-up storage capacity – products that are becoming increasingly valuable given the intermittency of wind and solar.

Balance Sheet and Liquidity:
We currently have no material debt maturities over the next four years and our overall debt duration exceeds 10 years. We have limited exposure to rising rates, with only 7% of our debt in North America and Europe exposed to rising rates. We are well protected from foreign exchange volatility, hedging all our developed market currencies. We also hedge currencies when we are in the process of an asset sale as we did, for example, with our select Canadian hydroelectric assets and our South African portfolio, locking in very attractive returns on these disposals. Accordingly, an overall 10% move in the currencies of markets we operate in (developed or emerging) would have an overall 4% impact to our FFO.

Post completion of recently announced asset sales we will have $2.2 billion of available liquidity. Over the course of the year we announced or completed key capital raising initiatives across the portfolio. These initiatives included the sale of a 25% interest in a portfolio of select Canadian hydroelectric assets as well as the announced sale of an additional 25% interest, a small wind development project in the U.K., as well as sales of our non-core assets in South Africa, Thailand and Malaysia, which were agreed in 2018 and which we expect to close in the first half of 2019. Looking forward we have a robust pipeline of assets that we believe would attract low cost of capital buyers in a sales process. Therefore, we expect the majority of our growth to be funded by the proceeds from asset sales, cash flows retained in the business and issuances of preferred equity or corporate debt. As such, while we may issue equity when it makes financial sense, given the above noted funding sources, we are not reliant on accessing this market to fund our growth.

Distribution Declaration
The next quarterly distribution in the amount of $0.515 per LP Unit, is payable on March 29, 2019 to unitholders of record as at the close of business on February 28, 2019. This represents an increase of 5% over the prior quarterly distribution of $0.49 per LP Unit. Brookfield Renewable targets a sustainable distribution with increases targeted on average at 5% to 9% annually.

The quarterly dividends on Brookfield Renewable’s preferred shares and preferred LP units have also been declared.

Distribution Currency Option
The quarterly distributions payable on the Partnership’s LP Units are declared in U.S. dollars. Unitholders resident in the United States will receive payment in U.S. dollars and unitholders resident in Canada will receive the Canadian dollar equivalent unless they request otherwise. The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada daily average exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada daily average exchange rate of the preceding business day.

Registered unitholders resident in Canada who wish to receive a U.S. dollar distribution and registered unitholders resident in the United States wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable’s transfer agent, Computershare Trust Company of Canada, in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held.

Distribution Reinvestment Plan
Brookfield Renewable maintains a Distribution Reinvestment Plan (“DRIP”) which allows holders of its LP Units who are resident in Canada to acquire additional LP Units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on our website at https://bep.brookfield.com/stock-and-distribution/distributions/drip.

Additional information on Brookfield Renewable’s distributions and preferred share dividends can be found on our website at https://bep.brookfield.com.

Brookfield Renewable Partners
Brookfield Renewable Partners operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals over 17,000 megawatts of installed capacity and an 8,000 megawatt development pipeline. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with over $350 billion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact information:
Media:	Investors:
Claire Holland	Divya Biyani
Vice President - Communications	Manager – Investor Relations
(416) 369-8236	(416) 369-2616
claire.holland@brookfield.com	divya.biyani@brookfield.com

Quarterly Earnings Call Details
Investors, analysts and other interested parties can access Brookfield Renewable’s 2018 Year End and Fourth Quarter Results as well as the Letter to Shareholders and Supplemental Information on Brookfield Renewable’s website at https://bep.brookfield.com.

The conference call can be accessed via webcast on February 8, 2019 at 9:00 a.m. Eastern Time at https://edge.media-server.com/m6/p/gfs6sjuf or via teleconference at 1-866-688-9430 toll free in North America. If dialing from outside Canada or the U.S., please dial 1-409-216-0817 at approximately 8:50 a.m. Eastern Time. When prompted, enter the conference ID, 4589386. A recording of the teleconference can be accessed through February 15, 2019 at 1-855-859-2056, or from outside Canada and the U.S. please call 1-404-537-3406. When prompted, enter the conference ID, 4589386.

Cautionary Statement Regarding Forward-looking Statements
This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “intend”, “should”, “could”, “target”, “growth”, “expect”, “believe”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable’s and its subsidiaries’ businesses and our expectations regarding future cash flows and distribution growth. They include statements regarding our expected liquidity, the expected closing of the sales of our non-core portfolios in South Africa, Thailand and Malaysia, the expected proceeds from opportunistically recycling capital, expected improvements in TerraForm Power’s asset availability, capital expenditures and operating margins, as well as the benefits from acquisitions and Brookfield Renewable’s global scale and resource diversity. They also include statements regarding the strengthening of its trading and commercial capabilities, statements regarding the progress towards completion of development projects, and the expected contribution of development projects to future generation capacity and cash flows. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include economic conditions in the jurisdictions in which we operate; our ability to sell products and services under contract or into merchant energy markets; weather conditions and other factors which may impact generation levels at our facilities; our ability to grow within our current markets or expand into new markets; our ability to complete development and capital projects on time and on budget; our inability to finance our operations or fund future acquisitions due to the status of the capital markets; the ability to effectively source, complete and integrate new acquisitions and to realize the benefits of such acquisitions; health, safety, security or environmental incidents; changes to government regulations; regulatory risks relating to the power markets in which we operate, including relating to the regulation of our assets, licensing and litigation; risks relating to our internal control environment; our lack of control over all of our operations; contract counterparties not fulfilling their obligations; and other risks associated with the construction, development and operation of power generating facilities.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

Cautionary Statement Regarding Use of Non-IFRS Measures
This news release contains references to Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit used by other entities. We believe that Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. None of Adjusted EBITDA, Funds From Operations or Funds From Operations per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. For a reconciliation of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit to the most directly comparable IFRS measure, please see “Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures” included in our Form 20-F.

References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise

_________________________________________________

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31

The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Hydroelectric
North America	3,604	3,076	3,065	3,143	$238	$219	$164	$145	$121	$100
Brazil	902	867	996	978	59	65	40	43	33	33
Colombia	982	978	935	935	56	51	35	26	24	14
	5,488	4,921	4,996	5,056	353	335	239	214	178	147
Wind
North America	808	648	924	693	61	52	48	36	29	22
Europe	264	128	268	146	27	11	30	7	25	6
Brazil	153	74	200	82	9	7	7	7	4	5
Asia	43	-	36	-	3	-	2	-	2	-
	1,268	850	1,428	921	100	70	87	50	60	33
Solar	184	56	178	53	40	8	30	6	15	2
Storage & Other	112	63	-	-	23	17	16	16	9	12
Corporate	-	-	-	-	-	-	(1)	10	(56)	(51)
Total	7,052	5,890	6,602	6,030	$516	$430	$371	$296	$206	$143

The following table reflects Adjusted EBITDA and Funds From Operations for the three months ended December 31, 2018:

							Contribution
	Attributable to Unitholders						from	Attributable
	Hydroelectric	Wind	Solar	Storage	Corporate	Total	equity	to non-
				and			accounted	controlling
($ MILLIONS)				Other			investments	interests	Total
Revenues	353	100	40	23	-	516	(89)	353	780
Other income	11	11	1	-	5	28	(2)	(2)	24
Direct operating costs	(125)	(24)	(11)	(7)	(6)	(173)	23	(126)	(276)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	68	8	76
Adjusted EBITDA	239	87	30	16	(1)	371	-	233
Management service costs	-	-	-	-	(16)	(16)	-	-	(16)
Interest expense - borrowings	(58)	(28)	(15)	(7)	(24)	(132)	28	(67)	(171)
Current income taxes	(3)	1	-	-	-	(2)	-	(8)	(10)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	(9)	(9)	-	-	(9)
Preferred equity	-	-	-	-	(6)	(6)	-	-	(6)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	(28)	(3)	(31)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	(155)	(155)
Funds From Operations	178	60	15	9	(56)	206	-	-

The following table reflects Adjusted EBITDA and Funds From Operations for the three months ended December 31, 2017:

	Attributable to Unitholders						Contribution	Attributable
	Hydroelectric	Wind	Solar	Storage	Corporate	Total	from equity	to non-
				and			accounted	controlling
($ MILLIONS)				Other			investments	interests	Total
Revenues	335	70	8	17	-	430	(39)	266	657
Other income	2	-	-	6	18	26	(11)	7	22
Direct operating costs	(123)	(20)	(2)	(7)	(8)	(160)	13	(115)	(262)
Share of Adjusted EBITDA from
equity accounted investments	-	-		-	-	-	37	-	37
Adjusted EBITDA	214	50	6	16	10	296	-	158
Management service costs	-	-	-	-	(24)	(24)	-	-	(24)
Interest expense - borrowings	(61)	(17)	(3)	(4)	(23)	(108)	12	(59)	(155)
Current income taxes	(6)	-	(1)	-	-	(7)	1	(6)	(12)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	(7)	(7)	-	-	(7)
Preferred equity	-	-	-	-	(7)	(7)	-	-	(7)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	(13)	-	(13)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	(93)	(93)
Funds From Operations	147	33	2	12	(51)	143	-	-

PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31

The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Hydroelectric
North America	13,308	13,942	12,980	13,059	$893	$945	$619	$665	$443	$486
Brazil	3,633	3,426	3,927	3,874	244	243	173	178	142	148
Colombia	3,364	3,683	3,482	3,488	216	191	126	99	86	52
	20,305	21,051	20,389	20,421	1,353	1,379	918	942	671	686
Wind
North America	2,713	1,765	3,108	2,019	219	161	157	119	93	74
Europe	677	490	764	513	73	46	57	26	38	15
Brazil	626	278	706	245	42	26	33	22	24	16
Asia	160	-	153	-	12	-	8	-	5	-
	4,176	2,533	4,731	2,777	346	233	255	167	160	105
Solar	753	56	724	53	146	8	117	6	72	2
Storage & Other	519	328	-	-	85	59	49	33	32	19
Corporate	-	-	-	-	-	-	(16)	(6)	(259)	(231)
Total	25,753	23,968	25,844	23,251	$1,930	$1,679	$1,323	$1,142	$676	$581

The following table reflects Adjusted EBITDA and Funds From Operations for the year ended December 31, 2018:

							Contribution
	Attributable to Unitholders						from	Attributable
	Hydroelectric	Wind	Solar	Storage	Corporate	Total	equity	to non-
				and			accounted	controlling
($ MILLIONS)				Other			investments	interests	Total
Revenues	1,353	346	146	85	-	1,930	(286)	1,338	2,982
Other income	21	13	5	-	7	46	(7)	11	50
Direct operating costs	(456)	(104)	(34)	(36)	(23)	(653)	86	(469)	(1,036)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	207	20	227
Adjusted EBITDA	918	255	117	49	(16)	1,323	-	900
Management service costs	-	-	-	-	(80)	(80)	-	-	(80)
Interest expense - borrowings	(232)	(93)	(45)	(17)	(99)	(486)	82	(301)	(705)
Current income taxes	(15)	(2)	-	-	-	(17)	3	(16)	(30)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	(38)	(38)	-	-	(38)
Preferred equity	-	-	-	-	(26)	(26)	-	-	(26)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	(85)	(12)	(97)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	(571)	(571)
Funds From Operations	671	160	72	32	(259)	676	-	-

The following table reflects Adjusted EBITDA and Funds From Operations for the year ended December 31, 2017:

							Contribution
	Attributable to Unitholders						from	Attributable
	Hydroelectric	Wind	Solar	Storage	Corporate	Total	equity	to non-
				and			accounted	controlling
($ MILLIONS)				Other			investments	interests	Total
Revenues	1,379	233	8	59	-	1,679	(74)	1,020	2,625
Other income	15	-	-	6	19	40	(11)	18	47
Direct operating costs	(452)	(66)	(2)	(32)	(25)	(577)	28	(429)	(978)
Share of Adjusted EBITDA from
equity accounted investments	-	-		-	-	-	57	-	57
Adjusted EBITDA	942	167	6	33	(6)	1,142	-	609
Management service costs	-	-	-	-	(82)	(82)	-	-	(82)
Interest expense - borrowings	(240)	(61)	(3)	(14)	(89)	(407)	21	(246)	(632)
Current income taxes	(16)	(1)	(1)	-	-	(18)	1	(22)	(39)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	(28)	(28)	-	-	(28)
Preferred equity	-	-	-	-	(26)	(26)	-	-	(26)
Share of interest and cash taxes from
equity accounted investments	-	-		-	-	-	(22)	-	(22)
Share of Funds From Operations
attributable to non-controlling interests	-	-		-	-	-	-	(341)	(341)
Funds From Operations	686	105	2	19	(231)	581	-	-